Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

IPC Holdings, Ltd.:

We consent to the use of our reports dated February 27, 2009, with respect to the consolidated balance sheets of IPC Holdings, Ltd. as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

(signed) KPMG

Hamilton, Bermuda

April 27, 2009